# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TON Strategy Company, CIK 0001566610
CUSIP: 92337U302
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2300 West Sahara Avenue, Suite 800, Las Vegas, Nevada (NV), 89102
Date of event which requires filing of this statement: 10/27/2026
Amends the filing with accession number 0001641172-25-024692
Filed by CIK 0001853406
Persons authorized to receive notices and communications: Manuel Stotz, Kingsway Capital Partners Limited, Smithson Tower, 25 St James's Street, London, United Kingdom (X0), SW1A 1HA, 442076594130

## Reporting persons
- Manuel Stotz (CIK 0001853406): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Germany (2M); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,091,720; sole dispositive power 0; shared dispositive power 12,091,720; aggregate amount beneficially owned 12,091,720 (21.96% of the class)
  Comment: Based upon 55,071,989 shares of Common Stock issued and outstanding as of August 4, 2026
- Kingsway Capital Partners Limited: type of reporting person: corporation (CO), other (OO); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,091,720; sole dispositive power 0; shared dispositive power 12,091,720; aggregate amount beneficially owned 12,091,720 (21.96% of the class)
  Comment: Based upon 55,071,989 shares of Common Stock issued and outstanding as of August 4, 2026
- Kingsway Fund - Frontier Consumer Franchises: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,051,525; sole dispositive power 0; shared dispositive power 1,051,525; aggregate amount beneficially owned 1,051,525 (1.91% of the class)
  Comment: Based upon 55,071,989 shares of Common Stock issued and outstanding as of August 4, 2026
- FCO2 Digital Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,797,608; sole dispositive power 0; shared dispositive power 2,797,608; aggregate amount beneficially owned 2,797,608 (5.08% of the class)
  Comment: Based upon 55,071,989 shares of Common Stock issued and outstanding as of August 4, 2026
- Kingsway Frontier Consumer Opportunities (FCO4) Growth Fund IV Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,297,678; sole dispositive power 0; shared dispositive power 2,297,678; aggregate amount beneficially owned 2,297,678 (4.17% of the class)
  Comment: Based upon 55,071,989 shares of Common Stock issued and outstanding as of August 4, 2026
- SP12 Digital Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 333,144; sole dispositive power 0; shared dispositive power 333,144; aggregate amount beneficially owned 333,144 (0.6% of the class)
  Comment: Based upon 55,071,989 shares of Common Stock issued and outstanding as of August 4, 2026
- SP13 Digital Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,690,399; sole dispositive power 0; shared dispositive power 3,690,399; aggregate amount beneficially owned 3,690,399 (6.7% of the class)
  Comment: Based upon 55,071,989 shares of Common Stock issued and outstanding as of August 4, 2026
- SP14 Digital Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,437,739; sole dispositive power 0; shared dispositive power 1,437,739; aggregate amount beneficially owned 1,437,739 (2.61% of the class)
  Comment: Based upon 55,071,989 shares of Common Stock issued and outstanding as of August 4, 2026
- SP15 Digital Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 483,627; sole dispositive power 0; shared dispositive power 483,627; aggregate amount beneficially owned 483,627 (0.88% of the class)
  Comment: Based upon 55,071,989 shares of Common Stock issued and outstanding as of August 4, 2026

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: TON Strategy Company
Address of issuer's principal executive offices: 2300 West Sahara Avenue, Suite 800, Las Vegas, Nevada (NV), 89102

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 2 (the "Amendment") to the Schedule 13D, originally filed on August 14, 2025 (the "Original Schedule 13D") and amended on August 18, 2025 (as amended, the "Schedule 13D"), is filed by Kingsway Fund - Frontier Consumer Franchises ("KFCF"), FCO2 Digital Ltd ("FCO2"), Kingsway Frontier Consumer Opportunities (FCO4) Growth Fund IV Ltd ("FCO4"), SP12 Digital Ltd ("SP12 Digital"), SP13 Digital Ltd ("SP13 Digital"), SP14 Digital Ltd. ("SP14 Digital"), and SP15 Digital Ltd ("SP15 Digital," together with KFCF, FCO2, FCO4, SP12 Digital, SP13 Digital, SP14 Digital, the "Funds"), Kingsway Capital Partners Limited ("KCPL"), the investment manager for the Funds, and Manuel Stotz, the Issuer's Executive Chairman of the Board of Directors ("Chairman") and Chief Executive Officer of KCPL. Except as set forth in this Amendment, the information in the Schedule 13D (as defined in Item 2) is unchanged

The term "Reporting Persons" hereinafter refers to KFCF, FCO2, FCO4, SP12 Digital, SP13 Digital, SP14 Digital, SP15 Digital, KCPL, and Mr. Stotz, collectively.

Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons previously filed a joint statement with the Original Schedule 13D.

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following: Set forth on Schedule A attached hereto is the name, position, business address, present principal occupation or employment and citizenship of each director and executive officer of each Reporting Person that is not a natural person, and of each person controlling any such Reporting Person (and each director and executive officer of any entity ultimately in control of any such Reporting Person) (collectively, the "Schedule A Persons").

Mr. Stotz is the founder and Chief Executive Officer of KCPL and controls KCPL. KCPL is the investment manager of each of the Funds and, together with Mr. Stotz, exercises voting and investment power over the shares of Common Stock held by the Funds.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any Schedule A Person (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No amendment to Item 3 of the Schedule 13D is being made in this Amendment.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Funds acquired the Common Stock reported in the Schedule 13D on August 7, 2025 in the Issuer's private placement of securities pursuant to the Subscription Agreement, dated as of August 3, 2025, among the Issuer and the investors party thereto, for investment purposes. In connection with that transaction, Mr. Stotz was appointed Executive Chairman of the Issuer's Board of Directors (the "Board"). Following the transaction, the Issuer implemented its treasury strategy of acquiring and staking Gram (formerly known as Toncoin), the native digital asset of The Open Network. Mr. Stotz was elected as a director at the Issuer's 2026 annual meeting of stockholders held on June 9, 2026 and continues to serve as Executive Chairman of the Board.

On October 27, 2026, the Reporting Persons delivered an open letter (the "October Letter") to the Board. In the October Letter, the Reporting Persons, among other things, stated their view that the Common Stock trades at a significant discount to the Issuer's estimated treasury asset value per share and that larger and more immediate share repurchases would help close that discount and expressed concern regarding the Issuer's valuation and performance and the adequacy of the Board's engagement on the Issuer's capital allocation, leadership, strategy, stockholder engagement and Board processes and communication channels. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the full text of the October Letter, attached hereto as Exhibit 4 and incorporated herein by reference.

Prior to the date of this Amendment, Mr. Stotz, including in his capacity as Executive Chairman, and representatives of KCPL have communicated with the Board and members of the Issuer's management regarding the Issuer's capital allocation (including a share repurchase program), strategy, and stockholder engagement (including the rights of stockholders to call special meetings), and the Board's responses to these issues.

The Reporting Persons intend to continue to engage with the Board, members of the Issuer's management, other stockholders of the Issuer and other relevant parties regarding the matters described above and other matters relating to the Issuer, including the composition of the Board, the Issuer's strategic direction, leadership, capital allocation, governance and stockholder rights. Depending on various factors including the Issuer's financial and operating performance, industry conditions, market prices of the Common Stock, general economic and market conditions, regulatory and legal considerations and other relevant factors (including the Board's response to the October Letter), the Reporting Persons may, at any time and from time to time, determine to take such actions as they consider advisable in furtherance of their investment objectives.

Such actions may include, without limitation: (i) acquiring additional shares of Common Stock or other securities of the Issuer (including through open-market purchases, privately negotiated transactions, or derivative or other instruments); (ii) disposing of some or all of their holdings; (iii) seeking changes to the composition of the Board, which may include engaging in discussions with the Issuer regarding the size, composition and leadership of the Board and the addition, replacement or removal of directors, proposing or nominating director candidates (including for election at the Issuer's 2027 annual meeting of stockholders or at any special meeting of stockholders), and/or soliciting proxies or consents in support of such nominees or other proposals, in each case as permitted by the Issuer's governing documents and applicable law; (iv) proposing, evaluating, or engaging in discussions regarding strategic alternatives, extraordinary corporate transactions, or potential business combination or change-of-control transactions involving the Issuer; (v) proposing or advocating changes to the Issuer's strategy, operations, capital allocation (including share repurchases), dividend policy, capitalization, governance (including amendments to the Issuer's Articles of Incorporation or Bylaws and the rights of stockholders to call special meetings or act by written consent), leadership, management, or corporate structure; (vi) engaging with third parties (including other stockholders, potential partners, financing sources, or counterparties) regarding any of the foregoing; (vii) calling, or requesting that the Issuer call, a special meeting of stockholders, submitting stockholder proposals, or taking action by written consent, in each case to the extent permitted by the Issuer's governing documents and applicable law; and (viii) entering into customary confidentiality, engagement, advisory, financing, swap, derivative, or other arrangements in connection with evaluating or pursuing any of the foregoing.

The Reporting Persons are making the statements and taking the actions described in this Item 4 in their capacity as stockholders of the Issuer. Mr. Stotz is a director and the Executive Chairman of the Issuer, and nothing in this Amendment is intended to limit Mr. Stotz in the exercise of his fiduciary duties as a director and officer of the Issuer or to constitute a waiver of any right of any Reporting Person.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and may formulate, revise, or withdraw plans and proposals at any time.

Except as set forth in this Item 4, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
On the date of this Amendment, KCPL, as investment manager of the Funds, and Mr. Stotz, as the Chief Executive Officer and control person of KCPL, may be deemed to indirectly beneficially own, and have shared voting and dispositive power over, an aggregate of 12,091,720 shares of Common Stock, which is approximately 21.96% of the Common Stock issued and outstanding, consisting of:

(1) 1,051,525 shares of Common Stock directly held by KFCF (or 1.91% of the Common Stock issued and outstanding);

(2) 2,797,608 shares of Common Stock directly held by FCO2 (or 5.08% of the Common Stock issued and outstanding);

(3) 2,297,678 shares of Common Stock directly held by FCO4 (or 4.17% of the Common Stock issued and outstanding);

(4) 333,144 shares of Common Stock directly held by SP12 Digital (or 0.60% of the Common Stock issued and outstanding);

(5) 3,690,399 shares of Common Stock directly held by SP13 Digital (or 6.70% of the Common Stock issued and outstanding);

(6) 1,437,739 shares of Common Stock directly held by SP14 Digital (or 2.61% of the Common Stock issued and outstanding); and

(7) 483,627 shares of Common Stock directly held by SP15 Digital (or 0.88% of the Common Stock issued and outstanding).

The calculation of the percentages of Common Stock beneficially owned is based on 55,071,989 shares of Common Stock issued and outstanding as of August 4, 2026, as reported on the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed with the SEC on August 11, 2026.

The Reporting Persons' aggregate beneficial ownership percentage has increased from approximately 19.93% (as reported in Amendment No. 1 to the Schedule 13D, based on 60,321,341 shares outstanding) to approximately 21.96% solely as a result of the decrease in the number of outstanding shares of Common Stock. Other than the acquisition of 70,000 shares of Common Stock made on September 29, 2025 by FCO4, as reported on a Form 4 filed by Manuel Stotz, none of the Reporting Persons has acquired or disposed of any shares of Common Stock since August 7, 2025.

The shares reported above do not include 401,133 shares of Common Stock issuable upon exercise of a pre-funded warrant held by FCO4.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Amendment is incorporated by reference into this Item 5(b). KCPL, as investment manager of the Funds, and Mr. Stotz, as the Chief Executive Officer and control person of KCPL, share with each Fund the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock held by such Fund.
Transactions in the class effected during the past sixty days: None of the Reporting Persons or, to the knowledge of the Reporting Persons, any Schedule A Person, has effected any transaction in the Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated in Item 4 and Item 5 is hereby incorporated by reference in its entirety into this Item 6.

Except as set forth in this Amendment, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or the Schedule A Persons, or between any of them and any other person (including any other stockholder of the Issuer), with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the exhibit set forth below. Exhibits 1 and 2 were previously filed and are not re-filed; Exhibit 3 is incorporated herein by reference.

3. Joint Filing Agreement, dated August 14, 2025, by and among the Reporting Persons (incorporated by reference to Exhibit 2 to the Original Schedule 13D filed with the SEC by the Reporting Persons on August 14, 2025).

4.* Open Letter to the Board of Directors of the Issuer, dated October 27, 2026.

99.1* - Schedule A - Directors, Executive Officers and Controlling Persons

* Filed herewith.

## Signatures
- Manuel Stotz: /s/ Manuel Stotz, Manuel Stotz (10/27/2026)
- Kingsway Capital Partners Limited: /s/ Manuel Stotz, Manuel Stotz, Chief Executive Officer (10/27/2026)
- Kingsway Fund - Frontier Consumer Franchises: /s/ Manuel Stotz, Manuel Stotz, Chief Executive Officer of Kingsway Capital Partners Limited (its Investment Manager) (10/27/2026)
- FCO2 Digital Ltd: /s/ Manuel Stotz, Manuel Stotz, Chief Executive Officer of Kingsway Capital Partners Limited (its Investment Manager) (10/27/2026)
- Kingsway Frontier Consumer Opportunities (FCO4) Growth Fund IV Ltd: /s/ Manuel Stotz, Manuel Stotz, Chief Executive Officer of Kingsway Capital Partners Limited (its Investment Manager) (10/27/2026)
- SP12 Digital Ltd: /s/ Manuel Stotz, Manuel Stotz, Chief Executive Officer of Kingsway Capital Partners Limited (its Investment Manager) (10/27/2026)
- SP13 Digital Ltd: /s/ Manuel Stotz, Manuel Stotz, Chief Executive Officer of Kingsway Capital Partners Limited (its Investment Manager) (10/27/2026)
- SP14 Digital Ltd.: /s/ Manuel Stotz, Manuel Stotz, Chief Executive Officer of Kingsway Capital Partners Limited (its Investment Manager) (10/27/2026)
- SP15 Digital Ltd: /s/ Manuel Stotz, Manuel Stotz, Chief Executive Officer of Kingsway Capital Partners Limited (its Investment Manager) (10/27/2026)